Filed Pursuant to Rule 433
Registration No. 333-131943
June 21, 2007

The following information is a Summary of Material Modifications/Notice of changes to the investment options for The Lincoln National Life Insurance Company Agents’ Savings and Profit-Sharing Plan.  More information about each of the investment options offered under the Plan (except for the LNC common stock fund, or LNC stock unit fund) can be obtained by visiting Lincoln National Life’s Lincoln Director website at: www.LincolnDirector.com. Click on “Participants,” then on “Options & Performance,” then on “Investment Options.”  Then scroll down to view the investment option you are interested in viewing.

Effective January 1, 2007:

SA#14, Short Term Account.  The investment advisor for SA#14 changed from Delaware Investment Advisors to The Lincoln National Life Insurance Company.

Effective January 31, 2007:

SA#81 BlackRock Legacy.  The name of the separate account changed from “BlackRock Legacy” to “BlackRock Capital Appreciation.”

Effective June 25, 2007:

SA#27 Scudder VIT Equity 500 Index.  The underlying investment (DWS Equity 500 Index VIP) will be replaced with shares of LVIP S&P 500 Index. We are replacing the underlying variable insurance trust fund with a comparable index fund with lower expenses, and better tracking error.  The investment advisor for the separate account will change from Deutsche Asset Management to Lincoln Investment Advisors, and the sub-advisor will change from Northern Trust Investments, Inc. to Mellon Capital Management Corporation. Details regarding this investment change are outlined in the chart on page 3 of this document.

SA #36 Scudder VIT Small Cap Index.  The underlying investment (DWS Small Cap Index VIP) will be replaced with shares of LVIP Small-Cap Index.  We are replacing the variable insurance trust fund to obtain better tracking of the separate account’s performance benchmark, the Russell 2000 Index.  The investment advisor for the separate account will change from Deutsche Asset Management to Lincoln Investment Advisors, and the sub-advisor will change from Northern Trust Investments, Inc. to Mellon Capital Management Corporation.  Details regarding this investment change are outlined on the chart on page 4 of this document.

SA #33 Lincoln VIP Social Awareness.  The name of the separate account will change from “Lincoln VIP Social Awareness” to “LVIP Delaware Social Awareness.”

Effective August 1, 2007:

The default investment option for the Plans will change from SA #14, the Short Term fund, to SA #21, the Balanced Account (a description of SA #21 is attached as well as a Notice regarding this change).  A description of SA #21 is on page 5 of this document.  In addition, you may obtain more information about SA #21 by visiting Lincoln National Life’s Lincoln Director website at: www.LincolnDirector.com. Click on “Participants,” then on “Options & Performance,” then on “Investment Options.”  Then scroll down to view SA #21.

*   *   *   *

You do not need to make any changes to your account as a result of these changes. However, you may wish to review your account to ensure your current investment selections are right for you.

If you wish to review your current allocations or obtain general information about your plan, visit Wells Fargo’s website at: www.wellsfargo.com/retirementplan, or call the Wells Fargo Benefits Helpline at 888-245-9798.

Lincoln Director SM proposed separate account investment change: SA271

Lincoln Life expects the following investment change to occur on or about June 25, 2007. Any balances held in SA27 DWS Equity 500 Index VIP at the close of business on or about Friday, June 22, 2007, will be invested in the new LVIP S&P 500 Index2 fund on or about Monday, June 25, 2007. This transition will not affect the number of units held in each participant’s account and all assets will be invested at all times during this change.

Separate account	Current			After proposed change
Name	DWS Equity 500 Index VIP			LVIP S&P 500 Index
Investment advisor	Deutsche Asset Management			Lincoln Investment Advisors
Subadvisor	Northern Trust Investments, Inc.			Mellon Capital Management Corporation
Risk spectrum	Growth			Growth
Category	Domestic equity			Domestic equity
Investment style	Large-cap blend			Large-cap blend
Description	Seeks to replicate as closely as possible, before the deduction of expenses, the performance of the Standard & Poor’s 500 Composite Stock Price Index.			Seeks to approximate as closely as practicable, before fees and expenses, the total rate of return of common stocks publicly traded in the United States, as represented by the S&P 500 Index.
Investment management fee	0.30%			0.29%
Estimated underlying mutual fund fee	0.28%			0.28%
Estimated total separate account fee	0.58%			0.57%
Performance benchmark	S&P 500 Index			S&P 500 Index
Performance as of 12/31/06		DWS Equity 500 Index VIP	S&P 500 Index[3]		Estimated
	One month	1.35	1.40	One month	1.38
	Last three months	6.62	6.70	Last three months	6.64
	Year to date	15.47	15.79	Year to date	15.52
	One year	15.47	15.79	One year	15.52
	Annualized			Annualized
	Three years	10.14	10.44	Three years	10.18
	Five years	5.90	6.19	Five years	5.91
	Ten years	N/A	N/A	Ten years	N/A
	Since inception	5.81	—	Since inception	1.02
Commentary	We are replacing the underlying mutual fund with a comparable index fund with lower expenses, and better tracking error.

Mellon Capital Management Corporation is a leading innovator in the investment industry, and manages global quantitative-based investment strategies for institutional and private investors. As of September 30, 2006, Mellon Capital had assets under management totaling approximately $158 billion.

1 The information in this notice is subject to change and may be amended. This notice relates to the separate accounts in the Lincoln Director SM product and is not an offer to sell mutual fund shares directly to the plan.
2 Subject to regulatory approval, the underlying mutual fund is expected to commence operations on April 27, 2007. A registration statement relating to the mutual fund being purchased by the separate account has been filed with the Securities and Exchange Commission. The fund shares will not be sold to the Lincoln Life separate account until the registration statement becomes effective.
3 An index is unmanaged, and one cannot invest directly in an index.
4 The JPVF S&P 500 portfolio will merge into the LVIP S&P 500 index fund on April 27, 2007. It is expected that the investment performance of the new LVIP S&P 500 index  fund will reflect the JPVF S&P 500 portfolio.  “Standard & Poor’s®”, “S&P 500®”, Standard & Poor’s 500®” and “500” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by   Lincoln Variable Insurance Products Trust and its affiliates. The product is not sponsored, endorsed, sold or promoted by Standard & Poor’s and Standard & Poor’s   makes no representation regarding the advisability of purchasing the product.

Lincoln Director SM proposed separate account investment change: SA361

Lincoln Life expects the following investment change to occur on or about June 25, 2007. Any balances held in SA36 DWS Small Cap Index VIP, at the close of business on or about Friday, June 22, 2007, will be invested in the new LVIP Small-Cap Index2 fund on or about Monday, June 25, 2007. This transition will not affect the number of units held in each participant’s account and all assets will be invested at all times during this change.

Separate account	Current			After proposed change
Name	DWS Small Cap Index VIP			LVIP Small-Cap Index
Investment advisor	Deutsche Asset Management			Lincoln Investment Advisors
Subadvisor	Northern Trust Investments, Inc.			Mellon Capital Management Corporation
Risk spectrum	Aggressive growth			Aggressive growth
Category	Domestic equity			Domestic equity
Investment style	Small-cap blend			Small-cap blend
Description	Seeks to replicate as closely as possible, before deduction of expenses, the performance of the Russell 2000 Index.			Seeks to approximate as closely as practicable, before fees and expenses, the performance of the Russell 2000 Index, which emphasizes stocks of small U.S. companies.
Investment management fee	0.15%			0.15%
Estimated underlying mutual fund fee	0.51%			0.44%
Estimated total separate account fee	0.66%			0.59%
Performance benchmark	Russell 2000 Index			Russell 2000 Index
Performance as of 12/31/06		DWS Small Cap Index VIP[3]	Russell 2000 Index[4]		LVIP Small-Cap Index[3]
	One month	0.31	0.33	One month	N/A
	Last three months	8.62	8.90	Last three months	N/A
	Year to date	17.46	18.37	Year to date	N/A
	One year	17.46	18.37	One year	N/A
	Annualized			Annualized
	Three years	12.97	13.56	Three years	N/A
	Five years	10.88	11.39	Five years	N/A
	Ten years	N/A	N/A	Ten years	N/A
	Since inception	7.84	—	Since inception	N/A
Commentary
We are replacing the underlying mutual fund primarily due to unacceptable tracking error versus the benchmark. Further, the cost of the separate account (the “estimated total separate account fee” from above) will be significantly reduced for the investor.

Mellon Capital Management Corporation is a leading innovator in the investment industry, and manages global quantitative-based investment strategies for institutional and private investors. As of September 30, 2006, Mellon Capital had assets under management totaling approximately $158 billion.

1 The information in this notice is subject to change and may be amended. This notice relates to the separate accounts in the Lincoln Director SM product and is not an offer to sell mutual fund shares directly to the plan.
2 Subject to regulatory approval, the underlying mutual fund is expected to commence operations on April 27, 2007. A registration statement relating to the mutual fund being purchased by the separate account has been filed with the Securities and Exchange Commission. The fund shares will not be sold to the Lincoln Life separate account until the registration statement becomes effective. The investment performance for this investment option is not available yet.
3Funds that invest small and/or mid-size company stocks typically involve greater risk, particularly in the short term, than those investing in larger, more established companies.
4An index is unmanaged, and one cannot invest directly in an index.

Investment Policy Statement
Lincoln National Life Insurance Company Separate Account 21
Effective 5/01/2007

•	Purpose and Responsibilities

The Lincoln National Life Separate Account 21 is a non-guaranteed investment option available to qualified pension plan sponsors.  Investment activity is regulated by Indiana insurance law.  The account is not registered with or regulated by the Securities and Exchange Commission (SEC).

The primary objective is to maximize long term total return through a combination of current income and capital appreciation.  The account pursues its investment objective by investing primarily in a portfolio of stocks, bonds, money market instruments and securities convertible into common stock.

•	Securities Allowed

In pursuing its investment objectives, the account will invest in the following investment sectors:

Common stock and other equity securities and debt securities with conversion privileges.

Bonds and other debt securities with maturities generally exceeding one year, including straight debt securities, convertible bonds, obligations issued or guaranteed by the U.S. Government or its agencies, and dollar-denominated securities guaranteed by foreign governments.

High quality money market instruments and other debt securities with maturities generally not exceeding one year.

The account may accomplish these investments through the purchase of the units of other LNL separate accounts available to qualified pension plans.  SA 21 may invest in separate accounts 11 – Core Equity, 12 – Government/Corporate Bond, 14 – Short Term, 17 – Medium Capitalization, 20 – High Yield Bond, 22 - International Equity, 23 – Large Capitalization Equity, 24 – Small Capitalization Equity, and 28 – Value Equity.

•	Return Objectives

The long term investment objective of the account is to exceed the median return of its customized benchmark index (45% Russell 1000, 10% MSCI EAFE, 40% Lehman Brothers Aggregate Bond, 5% Citigroup 90 Day T-Bill) and the Lipper Balanced Funds Peer Group.

•	Risk Constraints

The asset allocations of the funds are monitored daily and any allocation changes are made in context with the manager’s models, valuation targets, market activity, and other indicators. Allocation change decisions are driven by these indicators, along with expectations and market insights rather than being a scheduled routine.  The range of investment allowed in each investment sector is:

	With Shadow Cash[1]	Without Shadow Cash
Equities	20 - 70%	25 - 70%
(including up to 20 % International)
Fixed Income	15 - 60	15 - 60
Short Term	0 - 65	0 - 60

1 "Shadow Cash" refers to potential aggregate cash holdings by Separate Account #21. Asset allocations "with Shadow Cash" show potential cash holdings at the Separate Account level (for liquidity purposes), as well as potential cash holdings by the other LNC separate accounts (and their underlying investments) in which Separate Account #21 itself is invested.

•	Liquidity/Cash Policy

The account will maintain cash and invested cash required to meet the cash flow needs of clients that are made known to Delaware.

•	Marketability

Securities shall not be purchased unless there is a mechanism reasonably designed to accurately determine the value of the security on a daily basis, and it is expected that the security can be sold without excessive cost when necessary.

•	Diversification

Not more than 5% of the account shall be invested in the securities of any corporation.  Canadian government securities are limited to 25% and other foreign national securities are limited to 15%.  Not more than 25% of the account shall be invested in companies within the same industry.  Convertible bonds are limited to 5% of the portfolio.  Investments in fixed income securities rated below investment grade is limited to 5% of the portfolio.

•	Turnover

Shares of the accounts will generally be bought or sold daily based on net cash flow into or out of the separate account.

•	Corporate Actions

Consents and amendments on fixed income securities or proxy statements are to be acted upon in a manner that will maximize the value of the security in the portfolio.

•	Investment Advisor

The investment advisor for Separate Account 21 is Lincoln National Life.

•	Investment Sub-Advisor

The investment advisor for Separate Account 21 is Delaware Investment Advisers.

•	Reporting/Committee Review Process

The Lincoln Life Investment Committee (the “Committee”) meets quarterly to review the performance and certain other information relating to the separate account.  Currently, the information reviewed includes performance of the separate account relative to its style-specific benchmark and peer group of funds.

If the separate account fails certain criteria, additional information is provided to the Committee.  Material changes to the investment guidelines of the Fund or its manager(s) will also be brought to the attention of the Committee.  Lincoln Life Funds Management will provide this information to the Committee.

Lincoln National Life will monitor compliance with this investment policy and provide a compliance certificate each quarter to the Committee.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer will arrange to send you the prospectus if you request it by calling Ann Madden 260-455-3025.